Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2004

                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        SONY CORPORATION
                                                        ----------------
                                                          (Registrant)

                                              By: /s/ Teruhisa Tokunaka
                                                  ---------------------
                                                       (Signature)

                                                  Teruhisa Tokunaka

                                                  Executive Deputy President and
                                                  Group Chief Strategy Officer

Date: April 20, 2004

List of materials

Documents attached hereto:

99) A press release announcing Sony Corporation's revision of its forecast for the fiscal year ended March 31, 2004.